Exhibit 99.1

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

September 8, 2024

3.	NEWS RELEASE

The news release announcing this material change was issued and disseminated on September 8, 2024 and a copy was filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

4.	SUMMARY OF MATERIAL CHANGE

On September 8, 2024, Methanex Corporation (the “Company”) entered into an equity purchase agreement (the “Equity Purchase Agreement”) with OCI N.V. pursuant to which the Company will acquire OCI N.V.’s international methanol business (the “Transaction”) for a total purchase price of US$2.05 billion on a cash-free and debt-free basis. Taking into account expected adjustments of approximately US$450 million, the purchase price will consist of approximately US$1.15 billion in cash and 9,994,308 common shares of the Company (“Common Shares”) valued at US$45.07 per share. The Company will fund the cash portion of the purchase price with a combination of cash on hand and new debt. The Company has obtained a fully committed debt financing package from the Royal Bank of Canada in support of the Transaction. The Transaction is expected to be completed in the first half of 2025, subject to the satisfaction or waiver of certain closing conditions as described more fully below and set forth in the Equity Purchase Agreement.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

On September 8, 2024, the Company and OCI N.V., together with certain of their respective subsidiaries (OCI N.V. and its applicable subsidiaries that are party to the Equity Purchase Agreement, collectively, “OCI Global”), entered into the Equity Purchase Agreement pursuant to which the Company will acquire OCI Global’s international methanol business (“OCI Methanol”) for a total purchase price of US$2.05 billion on a cash-free and debt-free basis. Taking into account expected adjustments of approximately US$450 million, the purchase price will consist of approximately US$1.15 billion in cash and 9,994,308 Common Shares valued at US$45.07 per share.

The Transaction is structured as a share purchase pursuant to which the Company will acquire 100% of the equity interest in each of OCI USA Inc. (the “US Company”), BioMethanol Chemie Holding II B.V. (the “NL Company” and, together with the US Company, the “US/NL Companies”) and Firewater Holding LLC (the “JV Holdco”). The principal assets of OCI Methanol comprise:

•

A methanol facility in Beaumont, Texas owned by the US Company with an annual production capacity of 910,000 tonnes of methanol and 340,000 tonnes of ammonia. This plant was restarted in 2011 and since that time the plant has been upgraded with $800 million of capital for full site refurbishment and debottlenecking.

•

The JV Holdco’s 50% joint venture interest in Natgasoline LLC (“Natgasoline”), the owner and operator of a second methanol facility located in Beaumont, Texas. The Natgasoline plant was commissioned in 2018 and has an annual capacity of 1.7 million tonnes of methanol, of which the Company’s share will be 850,000 tonnes.

•	OCI Global’s HyFuels business, which produces and sells low-carbon methanol and has trading and distribution capabilities for renewable natural gas.

•

A methanol facility in Delfzijl, Netherlands owned by the NL Company with an annual capacity to produce 1 million tonnes of methanol. This facility is not currently in production due to unfavourable pricing for natural gas feedstock.

The Transaction is subject to the satisfaction of certain closing conditions customary for a transaction of this nature, including but not limited to (i) approval of the Transaction by a simple majority of the shareholders of OCI N.V. in accordance with Section 2:107a of the Dutch Civil Code, (ii) final approval of the Toronto Stock Exchange and the Nasdaq Global Select Market for the listing of the Common Shares to be issued to OCI Global as part of the Transaction and (iii) receipt of certain approvals required under applicable anti-trust regulations. The Transaction is expected to be completed in the first half of 2025.

In certain circumstances in which the Equity Purchase Agreement is terminated, including due to the Company’s failure to obtain applicable regulatory approval, the Company will be required to pay OCI Global a US$100 million termination fee and reimburse OCI Global for certain out-of-pocket expenses incurred in connection with the regulatory filings.

In addition to the foregoing closing conditions, the Company’s obligation to acquire the JV Holdco is subject to the resolution of a dispute between Natgasoline’s two joint venture partners. If the dispute is not favourably resolved, the Company has the option (the “JV Carveout Option”) to carve JV Holdco out of the Transaction and acquire only the US/NL Companies. If the Company exercises the JV Carveout Option, the total purchase price for the US/NL Companies will be approximately US$1,215.0 million on a cash-free and debt-free basis, consisting of approximately US$909.3 million in cash and 5,546,927 Common Shares valued at US$45.07 per share, less expected adjustments of approximately US$55.7 million. If the Company completes the Transaction following its exercise of the JV Carveout Option, the Company will retain the option to acquire JV Holdco at any time on or prior to July 31, 2025. The stand-alone purchase price for JV Holdco is approximately US$835.0 million on a cash-free and debt-free basis, consisting of approximately US$244.6 million in cash and 4,397,381 Common Shares valued at US$45.07 per share (subject to an option to pay the full amount in cash), less expected adjustments of approximately US$392.2 million.

The Equity Purchase Agreement includes representations, warranties, covenants, termination rights and other provisions customary for a transaction of this nature, including covenants with respect to the conduct of OCI Methanol during the interim period between execution of the Equity Purchase Agreement and the completion of the Transaction. The representations and warranties set forth in the Equity Purchase Agreement do not survive the completion of the Transaction.

The Equity Purchase Agreement also includes customary standstill obligations and transfer restrictions applicable to OCI N.V. and its affiliates. Among other things, the standstill obligations impose certain restrictions on the ability of the standstill parties to acquire additional shares or solicit proxies and such restrictions apply through the earlier of May 1, 2026 and the date on which the standstill parties cease to collectively own at least 5% of the issued and outstanding Common Shares. The transfer restrictions apply to the Common Shares received by the standstill parties in connection with the completion of the sale of the US/NL Companies and the JV Holdco, as applicable, and impose restrictions on the ability of the standstill parties to sell Common Shares for a period of four months following the applicable sale except pursuant to a prospectus or an exemption from applicable prospectus requirements. At closing, the parties will enter into a registration rights agreement pursuant to which OCI N.V. and its affiliates will have certain rights to require Methanex to file a prospectus in order to facilitate the resale of Common Shares issued to OCI N.V. and its affiliates in connection with the Transaction.

NNS Holding (Cyprus) Ltd and Nassef Sawiris, shareholders of OCI N.V. (the “Key Shareholders”), have each entered into voting support agreements with the Company whereby they have agreed, among other things, to vote in favour of the Transaction at the extraordinary general meeting of the shareholders of OCI N.V. The Key Shareholders hold approximately 39% of the voting securities of OCI N.V.

The foregoing summary of the Equity Purchase Agreement and the Transaction contemplated thereby does not purport to be a complete description of all the rights and obligations of the parties thereto under the Equity Purchase Agreement and is qualified in its entirety by reference to the Equity Purchase Agreement, a copy of which has been filed on the Company’s SEDAR+ profile.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not Applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price

Senior Vice President, General Counsel & Corporate Secretary 604-661-2658

9.	DATE OF REPORT

September 18, 2024

Cautionary Statements Regarding Forward-Looking Information

The information in this material change report contains certain forward-looking statements, including within the meaning of applicable securities laws in Canada and the United States. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “continue”, “demonstrate”, “expect”, “may”, “call for”, “can”, “will”, “believe”, “would” and similar expressions and include statements relating to, among other things the anticipated closing date of the Transaction, the satisfaction of conditions to the closing of the Transaction, anticipated adjustments to the consideration payable to OCI Global and the exercise of the JV Carveout Option. Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those that impact our ability to complete and generate the expected benefits of the Transaction and risks and uncertainties attendant producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. The Company does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law.